UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: May 2015 (Report No. 2)

Commission File Number: 000-30827

CLICKSOFTWARE TECHNOLOGIES LTD.

(Translation of registrant's name into English)

94 Em Hamoshavot Road

Petach Tikva 49527, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Indicate by check mark, whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___

Attached hereto and incorporated by reference herein are the Registrant's Notice of Meeting and Proxy Statement for the Special General Meeting of Shareholders to be held on June 11, 2015 (the “Meeting”), annexed as Exhibit 99.1 hereto, together with the following appendices thereto:

(a)	Appendix A - Agreement and Plan of Merger, dated as of April 30, 2015, by and among Optimizer TopCo S.a.r.l, Optimizer Merger Holdings Ltd and ClickSoftware Technologies Ltd.

(b)	Appendix B - Form of voting Agreement, dated as of April 30, 2015, between Optimizer TopCo S.a.r.l, Optimizer Merger Holdings Ltd and ClickSoftware Technologies Ltd and each of Moshe BenBassat and Idit BenBassat.

(c)	Appendix C - Opinion of Jefferies LLC.

Only shareholders of record who hold Ordinary Shares, nominal value NIS 0.02, of the Registrant at the close of business on May 12, 2015 will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof. The Notice of Meeting, Proxy Statement and Proxy Card will be first sent or delivered to the shareholders on or about May 15, 2015.

The Notice of Meeting and Proxy Statement attached to this Form 6-K of CLICKSOFTWARE TECHNOLOGIES LTD. are incorporated by reference into the Registration Statements on Form S-8 (registration numbers 333-42000, 333-115003, 333-135435, 333-141307, 333-149825, 333-158839, 333-166028,333-173200, 333-180433, and 333-187488) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLICKSOFTWARE TECHNOLOGIES LTD.
(Registrant)

By:	/s/ Joel Jeselsohn
	Name:	Joel Jeselsohn
	Title:	Chief Financial Officer

Date: May 7, 2015